Exhibit 1.1 Engagement Letter between Annapolis National Bancorp, Inc. and Charles Webb & Company, A Division of Keefe, Bruyette & Woods, Inc.


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[KBW LOGO]                  Charles Webb & Company                        [LOGO]
                                 A Division of
                         KEEFE, BRUYETTE & WOODS, INC.



May 2, 1997

Mr. John W. Marhefka, Jr.
President and Chief Executive Officer
Annapolis National Bank
180 Admiral Cochrane Drive
Suite 300
Annapolis, Maryland 21401

Dear Mr. Marhefka:

This is in connection with the your proposal to recapitalize Annapolis National Bank, (the "Bank") through a public offering of stock (the "Offering") of the Bank's holding company, Maryland Publick Banks (the "Company"). Charles Webb & Company, a Division of Keefe Bruyette & Woods, Inc. ("Webb" and "KBW") will act as the Bank's and the Company's exclusive financial advisor and marketing agent/managing dealer in connection with the Offering. This letter sets forth selected terms and conditions of our engagement.

1. Advisory/Offering Services. As the Bank's and Company's financial advisor and marketing agent, Webb will provide the Bank and the Company with a comprehensive program of services designed to promote an orderly, efficient, cost-effective and long-term stock distribution. Webb will provide financial and logistical advice to the Bank and the Company concerning the offering and related issues, including methods to best accomplish the goal of a broad local distribution of the stock. Webb will provide services intended to maximize stock sales to residents of the Bank's market area. This will be accomplished through direct solicitation of orders by Webb and through selected local brokers. If necessary, Webb will assist in placing any remaining shares through a syndicate to be managed by Webb. KBW may participate in such syndicated offering.

Webb shall provide financial advisory services to the Bank which are typical in connection with an equity offering and include, but are not limited to, overall financial analysis of the client with a focus on identifying factors which impact the valuation of an equity security and provide the appropriate recommendations for the betterment of the equity valuation. Webb will use its best efforts to price the sale of the stock in the offering at a price of $5.50 to $6.00 per share. The final price will depend upon, among other things, the financial condition, operations and

------------------Investment Bankers and Financial Advisors---------------------
   211 Bradenton o Dublin, Ohio 43017-3541 o 614-766-8400 o Fax: 614-766-8406


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Mr. John W. Marhefka, Jr.
May 2, 1997
Page 2 of 6

prospects of the Company as well as economic, financial and market conditions affecting the market for financial institutions' stock and the economy in general.

Additionally, post Offering financial advisory services will include advice on shareholder relations, NASDAQ listing, dividend policy, capital management strategy and communication with market makers. Prior to the closing of the offering, Webb shall furnish to client a Post-Offering reference manual which will include specifics relative to these items.

2. Preparation of Offering Documents. The Bank, the Company and their counsel will draft the Registration Statement, Prospectus and other documents to be used in connection with the offering. Webb will attend meetings to review these documents and advise you on their form and content. Webb and their counsel will draft appropriate agency agreement and related documents as well as marketing materials other than the Prospectus.

3. Due Diligence Review. Prior to filing the Registration Statement or any offering or other documents naming Webb as the Bank's and the Company's financial advisor and marketing agent, Webb and their representatives will undertake necessary investigations to learn about the Bank's proposed business and operations ("due diligence review") in order to confirm information provided to us and to evaluate information to be contained in the Bank's and/or the Company's offering documents. The Bank agrees that it will make available to Webb all relevant information, whether or not publicly available, which Webb shall reasonably request, and will permit Webb to discuss personnel and the operations and prospects of the Bank with management. Webb will treat all material non-public information as confidential. The Bank acknowledges that Webb will rely upon the accuracy and completeness of all information received from the Bank, its officers, directors, employees, agents and representatives, accountants and counsel including this letter of intent to serve as the Bank's and the Company's financial advisor and marketing agent.

4. Regulatory Filings. The Bank and/or the Company will cause appropriate offering documents to be filed with all regulatory agencies including, the
Securities and Exchange Commission ("SEC"), the National Association of Securities Dealers ("NASD"), and such state securities commissioners as may be determined by the Bank.

5. Agency Agreement. The specific terms of Webb's services, including offering enhancement and syndicated offering services contemplated in this letter, shall be set forth in an Agency Agreement between Webb and the Bank and the Company to be executed prior to commencement of the offering, and dated the date that the Company's Prospectus is declared effective and/or authorized to be disseminated by the appropriate regulatory agencies, the SEC, the NASD and such state securities commissioners and other regulatory agencies as required by applicable law.


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Mr. John W. Marhefka, Jr.
May 2, 1997
Page 3 of 6

6. Representations, Warranties and Covenants. The Agency Agreement will provide for customary representations, warranties and covenants by the Bank and Webb, and for the Company to indemnify Webb and their controlling persons (and, if applicable, the members of the selling group and their controlling persons), and for Webb to indemnify the Bank and the Company against certain liabilities, including, without limitation, liabilities under the Securities Act of 1933.

7. Fees. For the services hereunder, the Bank and/or Company shall pay the following fees to Webb at closing unless stated otherwise:

   (a) A Management Fee of $25,000 payable in four consecutive monthly installments of $6,250 commencing with the signing of this letter. Such fees shall be deemed to have been earned when due. Should the Offering be terminated for any reason not attributable to the action or inaction of Webb, Webb shall have earned and be entitled to be paid fees accruing through the stage at which point the termination occurred.

   (b) A Success Fee of 5.0% of the aggregate Purchase Price of Common Stock sold in the Offering excluding shares purchased by the Bank's officers, directors, or employees (or members of their immediate families).

   (c) During the initial offering period, stock may be offered through local brokers/dealers selected and agreed upon by the Bank and Webb. The Bank, in consultation with Webb, shall determine the number of shares which any such broker/dealer shall be allotted. Webb will be paid a fee not to exceed 5.0% of the aggregate Purchase Price of the shares of common stock sold by local broker/dealers. Webb will pass onto such selected local broker-dealers an amount competitive with gross underwriting discounts charged at such time for comparable amounts of stock sold at a comparable price per share in a similar market environment. Fees with respect to purchases affected with the assistance of a selected local broker/dealers other than Webb shall be transmitted by Webb to such broker/dealer. The decision to utilize selected broker-dealers will be made by the Bank upon consultation with Webb. In the event, with respect to any stock purchases, fees are paid pursuant to this subparagraph 7(c), such fees shall be in lieu of, and not in addition to, payment pursuant to subparagraph 7(b).

   (d) If any shares of the Company's stock remain available, Webb, at the request of the Bank, will seek to form a syndicate of registered broker-dealers to assist in the sale of such common stock on a best efforts basis, subject to the terms and


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Mr. John W. Marhefka, Jr.
May 2, 1997
Page 4 of 6

conditions set forth in the selected dealers agreement. Webb will endeavor to distribute the common stock among dealers in a fashion which best meets the distribution objectives of the Bank. Webb will be paid a fee not to exceed 5.0% of the aggregate Purchase Price of the shares of common stock sold by them. Webb will pass onto selected broker-dealers, who assist in the syndicated community, an amount competitive with gross underwriting discounts charged at such time for comparable amounts of stock sold at a comparable price per share in a similar market environment. Fees with respect to purchases affected with the assistance of a broker/dealer other than Webb shall be transmitted by Webb to such broker/dealer. The decision to utilize selected broker-dealers will be made by the Bank upon consultation with Webb. In the event, with respect to any stock purchases, fees are paid pursuant to this subparagraph 7(d), such fees shall be in lieu of, and not in addition to, payment pursuant to subparagraph 7(b).

8. Expenses. The Bank will bear those expenses of the proposed offering customarily borne by issuers, including, without limitation, regulatory filing fees, SEC, "Blue Sky," and NASD filing and registration fees; the fees of the Bank's accountants, attorneys, appraiser, transfer agent and registrar, printing, mailing and marketing and syndicate expenses associated with the Offering; the fees set forth in Section 7; and fees for "Blue Sky" legal work.

The Bank shall reimburse Webb for its reasonable out-of-pocket expenses, including meals, travel, lodging, and communication, in an amount not to exceed $10,000. In addition, the Bank shall reimburse Webb for the fees and expenses of its counsel in an amount to be agreed upon by Webb and the Bank.

9. Conditions. Webb's willingness and obligation to proceed hereunder shall be subject to, among other things, satisfaction of the following conditions in Webb's opinion, which opinion shall have been formed in good faith by Webb after reasonable determination and consideration of all relevant factors: (a) full and satisfactory disclosure of all relevant material, financial and other information in the disclosure documents and a determination by Webb, in its sole discretion, that the sale of stock on the terms proposed is reasonable given such disclosures; (b) no material adverse change in the proposed condition or operations of the Bank subsequent to the execution of the agreement; and (c) no market conditions at the time of offering which in Webb's opinion make the sale of the shares by the Company inadvisable.

10. Benefit. This Agreement shall inure to the benefit of the parties hereto and their respective successors and to the parties indemnified hereunder and their successors, and the obligations and liabilities assumed hereunder by the parties hereto shall be binding upon their respective successors provided, however, that this Agreement shall not be assignable by Webb.



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Mr. John W. Marhefka, Jr.
May 2, 1997
Page 5 of 6

11. Definitive Agreement. This letter reflects Webb's present intention of proceeding to work with the Company on its proposed Offering. It does not create a binding obligation on the part of the Bank, the Company or Webb except as set forth below and except as to the agreement to maintain the confidentiality of non-public information set forth in Section 3, the payment of certain fees as set forth in Section 7(a) and 7(b) and the assumption of expenses as set forth in Section 8, all of which shall constitute the binding obligations of the parties hereto and which shall survive the termination of this Agreement or the completion of the services furnished hereunder and shall remain operative and in full force and effect. You acknowledge that any report or analysis rendered by Webb pursuant to this engagement is rendered for use solely by the management of the Bank and its agents in connection with the Offering. Accordingly, you agree that you will not provide any such information to any other person without our prior written consent.

Webb acknowledges that in offering the Company's stock no person will be authorized to give any information or to make any representation not contained in the offering prospectus and related offering materials filed as part of a registration statement to be declared effective in connection with the offering. Accordingly, Webb agrees that in connection with the offering it will not give any unauthorized information or make any unauthorized representation. We will be pleased to elaborate on any of the matters discussed in this letter at your convenience.

If the foregoing correctly sets forth our mutual understanding, please so indicate by signing and returning the original copy of this letter to the undersigned.

Very truly yours,

CHARLES WEBB & COMPANY,
A DIVISION OF KEEFE, BRUYETTE & WOODS, INC.

By: /s/ John Bruno
    --------------------------------
    John Bruno
    Senior Vice President

Agreed to: MARYLAND PUBLICK BANKS

By: /s/ John W. Marhefka, Jr.                     5/8/97
    --------------------------------          ---------------
    John W. Marhefka, Jr.                     Date
    Vice President & Chief Executive Officer